
NATURAL-WAY.
NATURAL-WAY.
CHOCOLATE SWIRL

INVEST IN **NATURAL WAY FOOD GROUP**

Share

The ONLY nut butter made with olive oil that's healthier for you and the planet!

LEAD INVESTOR

Jeffery L. Amerine Managing Director, Startup Junkie Consulting Managing Partner, Cadron Capital Partners

I'm an existing investor in Natural Way by way of Cadron Capital Partners in a previous round. I have confidence in this leadership team and in their ability to build a sizable company. I'm excited about the prospects. We sit in a hotbed of consumer package goods (CPG) and retail innovation in NW Arkansas. There is no better place to build a better-for-you brand than right here. I fully expect this to venture to be a prominent player in the nut butter category.

Invested $10,000 this round & $75,000 previously

Learn about Lead Investors

naturalwayfoodgroup.com Fayetteville AR

Retail | Food | Sustainability | B2B | Ecommerce

Highlights

1. 🌎 $4B nut-based spreads category
2. ✅1,000+ stores including Whole Foods, Sprouts, Safeway, Albertsons, & more. Walmart launch Fall 2022
3. 💰 Raised $1M in previous round
4. 📈 Grown 143% from 2019 to 2021
5. 🥜Projected $1.16M Revenue in 2023 (not guaranteed)

Our Team



Austin Simkins Co-Founder

Austin received his undergraduate degree in agricultural business and his MBA in Supply Chain from the University of Arkansas. Before launching Natural Way, Austin worked for Startup Junkie where he consulted startups in the NWA area.

Natural Way was developed from a family recipe that the founders have been making for 20 plus years. Austin and Quinn grew up eating a lot of peanut butter, but found that most brands contained hydrogenated oil or palm oil. Ultimately, Austin and Quinn decided to make one that is better and healthier than anything currently out on the market.



Quinn Simkins Co-Founder



Before starting Natural Way with his brother, Quinn worked for Tyson Foods on the Mergers and Acquisitions team. His financial background has helped the company be lean with financial resources to build a strong base for Natural Way.

Why Natural Way?

We Make Nut Butters Like No Others

Natural Way is an innovative line of nut butters that are healthier for you and the planet! Every ingredient we put in our product has a purpose and is sourced ethically.


PRODUCT OFFERINGS
ONLY BRAND OF NUT BUTTER MADE WITH OLIVE OIL.
Used as a sustainable and healthy alternative to palm oil and hydrogenated oils.
GLUTEN FREE CERTIFIED by SCS Global Services
NON GMO Project VERIFIED nongmoproject.org
LITTLE TO NO ADDED SUGAR
LIGHT CRUNCH TO ADD UNIQUE TEXTURE
MULTIPLE FLAVORS AVAILABLE
NATURALWAYFOODGROUP.COM

We offer tried-and-trued classic flavors like original, honey, chocolate, and coffee. We've also created seasonal flavors including pumpkin spice and gingerbread.

But what really sets us apart from other nut butters?

NATURAL WAY DIFFERENTIATION

	NATURAL WAY	Justin's	BARNEY BUTTER	RX NUT BUTTER	wild friends
No Palm Oil	✓	✗	✗	✓	✓
Made with Olive Oil	✓	✗	✗	✗	✗
In House Manufacturing	✓	✗	✓	✗	✓
Peanut and Almond Butter Available	✓	✓	✗	✓	✓
Unique "Smunchy" Texture	✓	✗	✗	✗	✗
3 grams or less of added sugar in all flavors	✓	✗	✓	✓	✗

NATURALWAYFOODGROUP.COM

Right from the beginning, Natural Way made the decision to use olive oil instead of palm oil.

Why olive oil? Palm oil farming causes tremendous damage to the rainforests.

OLIVE OIL VS PALM OIL

ONLY BRAND OF NUT BUTTER MADE WITH OLIVE OIL

Used as a sustainable and healthy alternative to palm oil and hydrogenated oils.

OLIVE OIL

- ✓ CONTAINS HEALTHY FATS (MONO AND POLY UNSATURATED FATS)
- ✓ GROWN IN THE MEDITERRANEAN REGIONS OF THE WORLD, AND ENHANCES THE FLAVORS OF OUR NUT BUTTERS
- ✓ NATURAL WAY IS THE ONLY BRAND OF NUT BUTTER THAT USES OLIVE OIL

PALM OIL

- ✗ REQUIRES SEVERE DEFORESTATION TO HARVEST PALM OIL, DAMAGING RAINFORESTS IN INDONESIA AND MALAYSIA
- ✗ ACCORDING TO THE WORLD WILDLIFE FUND, AN AREA THE EQUIVALENT SIZE OF 300 FOOTBALL FIELDS OF RAINFOREST IS CLEARED EACH HOUR TO MAKE WAY FOR PALM OIL PRODUCTION.
- ✗ COUNTLESS VILLAGES HAVE BEEN DISPLACED DUE TO PALM OIL PRODUCTION
- ✗ THE REMAINING FORESTS OF INDONESIA ARE STORING AS MUCH CARBON DIOXIDE AS THE ENTIRE EARTH EMITS IN A YEAR, MEANING THAT ALLOWING THE DESTRUCTION TO CONTINUE COULD DETONATE A CARBON BOMB.

ACCORDING TO HARVARD NUTRITION EXPERTS, "PALM OIL IS CLEARLY BETTER THAN HIGH-TRANS FAT SHORTENINGS AND PROBABLY A BETTER CHOICE THAN BUTTER. BUT VEGETABLE OILS THAT ARE NATURALLY LIQUID AT ROOM TEMPERATURE, SUCH AS OLIVE OIL AND CANOLA OIL, SHOULD STILL BE YOUR FIRST CHOICE."

NATURALWAYFOODGROUP.COM

See what some of our customers and buyers have had to say about Natural Way nut butters:


PRODUCT AND MARKET FEEDBACK
I love this stuff. It's my snack when I get home from work =) I absolutely love the half creamy half crunchy.
- SAFEWAY/ ALBERTSONS SEATTLE BUYER
I had given up on peanut butter that contains palm oil, or any hydrogenated vegetable oil so was happy to see that this brand is made with olive oil.
- AMAZON CUSTOMER
The products are doing great here :) A great addition to our store!
- BELL URBAN FARMS OWNER
This almond butter is my new favorite addition to my morning smoothies! The olive oil gives it a really unique texture that I love! I can't wait to try their other flavor options!
- AMAZON CUSTOMER
Your brand caught my eye on the olive oil usage vs palm oil. Very interested.
- SPROUTS BUYER
NATURAL WAY
NW
NATURALWAYFOODGROUP.COM

Overall market information with tremendous category growth projected over the next handful of years.


MARKET INFORMATION
$4 BILLION NUT-BASED SPREADS CATEGORY
PROJ. 10% GROWTH OF CATEGORY FROM 2018-2023
88% CATEGORY HOUSEHOLD PENETRATION
NATURAL WAY HAS GROWN 143% FROM 2019 TO 2021
NATURAL WAY
NW
NATURALWAYFOODGROUP.COM

Our five main targeted consumer groups for Natural Way products.


WHO IS THE NATURAL WAY CONSUMER?



HEALTH-CONSCIOUS FAMILIES

FITNESS-DRIVEN INDIVIDUALS

NON-GMO, GLUTEN FREE, KETO, PALEO, AND VEGAN CONSUMERS

SUSTAINABILITY FOCUSED CONSUMERS

TREND DRIVEN MILLENNIALS

NATURALWAYFOODGROUP.COM

Other companies in our category have raised millions of dollars and been acquired for millions of dollars. Natural Way has goals of joining this list!

INDUSTRY COMPS AND CAPITAL HIGHLIGHTS

Justin's — ACQUIRED BY HORMEL FOR $286 MILLION IN 2016

MaraNatha — ACQUIRED BY HAIN CELESTIAL IN 2008

wild friends — $3.5M CAPITAL RAISE IN 2018

RX NUT BUTTER — ACQUIRED BY KELLOGG FOR $600 MILLION IN 2017

RW Garcia — ACQUIRED BY UTZ BRANDS IN NOV 2021 FOR $56 MILLION

ABBY'S BETTER NUT BUTTER — $1M CAPITAL RAISE IN MARCH 2021, WITH INVESTORS INCLUDING KEVIN LOVE AND KATE BOCK

emmy's ORGANICS — LAUNCHED IN 2009, SOLD IN Q2 2021 TO GROUPO BIMBO. 34 EMPLOYEES AND 20,000 POINTS OF DISTRIBUTION

NATURALWAYFOODGROUP.COM

Our products are sold in over 1,000 stores... and this is just the beginning!

Natural Way also just received commitments from Walmart and Hannaford to have Natural Way products available on shelf. This will grow our store count over 1300 stores.


BRAND SUCCESS
1000 STORES...AND GROWING!
RETAIL BANNERS PRIOR TO 2021
(585 STORES & 6 RETAILERS)
SPROUTS FARMERS MARKET
WHOLE FOODS MARKET
CENTRAL MARKET
Albertsons
HARPS HOMETOWN FRESH
NATURAL WAY NW
SAFEWAY
NEW RETAIL BANNERS ADDED IN 2021
(1000 STORES & 18 RETAILERS)
#1 New Release
amazon
Winn Dixie
MARKET OF CHOICE Food for the Way You Live
metropolitanmarket
COMMISSARY
Schnucks
GOOD EARTH MARKETS
Roche Bros.
AKIN'S Natural Foods
EARTH ORIGINS MARKET natural choices, better health
Big Y
CHAMBERLIN'S Natural. Wholesome. Trustworthy.
NATURALWAYFOODGROUP.COM

Fundraise Details:


FUND RAISE
MILESTONES TO REACH WITH FUND RAISE
STRATEGIC PARTNERSHIP WITH CO-PACKER
CONTINUE TO GROW THE BUSINESS ON AMAZON WITH SUBSCRIBE AND SAVE
PARTNER WITH RETAILERS AND DISTRIBUTORS TO GROW RETAIL TDPS
GROW ECOMMERCE CUSTOMER BASE WITH ADVERTISING AND INFLUENCERS
WORK WITH COPACKER TO DEVELOP NEW PRODUCTS IN GROWING CATEGORIES
$500,000 TOTAL RAISE
$4.0M PRE MONEY VALUATION
NATURAL WAY PEANUT BUTTER MADE WITH OLIVE OIL ORIGINAL NEVER PALM OIL!
NATURAL WAY ALMOND BUTTER MADE WITH OLIVE OIL HONEY NEVER PALM OIL!
NATURAL WAY PEANUT BUTTER MADE WITH OLIVE OIL CHOCOLATE NEVER PALM OIL!
NATURALWAYFOODGROUP.COM


$500,000 TOTAL RAISE
$4.0M PRE MONEY VALUATION
BRAND WEBSITE ADVERTISING - $133,000
AMAZON ADVERTISING - $88,000


NEW PRODUCT DEVELOPMENT - $13,000
CO-PACKER ONBOARDING - $10,000
RETAILER AND DISTRIBUTOR PARTNERSHIPS - $256,000

USE OF FUNDS (2022 &2023)

FINANCIALS

NATURAL WAY


SALES GROWTH
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
$14,683
$57,212
$128,480
$227,063
$312,148
$610,023
$1,165,386
2017
2018
2019
2020
2021
2022
2023
YEAR

*2022 AND 2023 REPRESENT PROJECTIONS

*LAST 6 MONTHS OF 2021 AND FIRST 6 MONTHS PROJECTION FOR 2022 ANNUALIZED REVENUE IS $501,000

Forward looking projections cannot be guaranteed.

NATURAL WAY ADVISORS



PAUL SIMKINS, CPA – AUDIT PARTNER, S.F. FISER & COMPANY

Paul C. Simkins, CPA, is a partner in S.F. Fiser & Company. S.F. Fiser & Company is a regional accounting firm with offices in Springdale and Batesville, Arkansas, which provides a full range of services from accounting and tax services to compilation, review, and audit services to numerous enterprises and individuals throughout Arkansas. Paul joined S.F. Fiser & Company in 1988 after graduating from the University of Arkansas with a BSBA in Accounting. Paul is a member of the American Institute of Certified Public Accountants and the Arkansas Society of CPAs.



JEFF AMERINE – FOUNDER & MANAGING DIRECTOR, START UP JUNKIE CONSULTING

Jeff is one of the key leaders nationally involved with the creation of lasting venture ecosystems. Jeff has held senior leadership positions in nine startups and three Fortune 500 companies, and he has made more than 90+ angel investments into new ventures and small businesses either directly or through the funds he manages. Jeff now leads Startup Junkie Consulting, and co-leads Innovation Junkie and Cadron Capital Partners. Jeff served as Associate Vice Provost, Research and Economic Development, and Director of Technology Ventures at the University of Arkansas until leaving to pursue Startup Junkie Consulting full-time in January 2015. His work at the University of Arkansas canvassed every aspect of the commercialization of life science, biotech, medical devices, healthcare information technology, pharma, and other areas of scientific and technical innovation.



BRETT AMERINE – MANAGING DIRECTOR, START UP JUNKIE CONSULTING

Brett is the Co-Founder of Startup Junkie Foundation, Managing Director at Startup Junkie Consulting, managing member of the Tonic Fund, Co-Founder and Partner of IdeaFame, and the Co-Founder and General Partner at Cadron Capital Partners. Prior to this, Brett served nearly 5 years in Honolulu, Hawaii, and Los Angeles, California, as a United States Air Force Officer specializing in project management and contract management. Brett led high-visibility, multi-million and billion-dollar service, construction, and aerospace contracts and project teams. Brett began his career as a Summer Financial Analyst at Walmart's Headquarters where he focused on the Optical Finance Department leading operational efficiency projects. He holds a bachelor's degree in Business Administration from the University of Arkansas Sam M. Walton College of Business. Northwest Arkansas Business Journal named Brett as one of the region's "Fast 15". Brett is a certified Project Management Institute Project Management Professional (PMP).

For questions or comments, please email info@naturalwayfoodgroup.com.

Downloads

Natural Way Nut Butters Investor Deck - MARCH 2022.pdf